UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Madison Square Garden, Inc.
(Name of Issuer)
Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
55826P 100
(CUSIP Number)
Richard D. Bohm
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
212-909-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 9, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55826P 100

1	NAME OF REPORTING PERSON

Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2008 Grantor Retained Annuity Trust #2, the Charles F. Dolan 2009 Grantor Retained Annuity Trust #1 the Charles F. Dolan 2009 Grantor Retained Annuity Trust #2, the Charles F. Dolan 2009 Grantor Retained Annuity Trust #3, the Charles F. Dolan 2010 Grantor Retained Annuity Trust #1 and the Charles F. Dolan 2009 Revocable Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		4,673,659

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,247,335

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,673,659

WITH	10	SHARED DISPOSITIVE POWER

		2,247,335

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,920,994

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑ *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.2%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 7,386,669 shares of Madison Square Garden, Inc. Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of Madison Square Garden, Inc. Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	55826P 100

1	NAME OF REPORTING PERSON

Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2009 Grantor Retained Annuity Trust #1, the Helen A. Dolan 2009 Grantor Retained Annuity Trust #2, the Helen A. Dolan 2010 Grantor Retained Annuity Trust #1 and the Helen A. Dolan 2009 Revocable Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00- See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		1,949,998

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,970,996

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,949,998

WITH	10	SHARED DISPOSITIVE POWER

		4,970,996

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,920,994

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑ *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.2%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 7,386,669 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	55826P 100

1	NAME OF REPORTING PERSON James L. Dolan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		491,550

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		975,683

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		491,550

WITH	10	SHARED DISPOSITIVE POWER

		975,683

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,467,233

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑ *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.3%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 12,661,597 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	55826P 100

1	NAME OF REPORTING PERSON Thomas C. Dolan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		40,767

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		966,844

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		40,767

WITH	10	SHARED DISPOSITIVE POWER

		966,844

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,007,611

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑ *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.6%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 12,661,597 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	55826P 100

1	NAME OF REPORTING PERSON Patrick F. Dolan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		38,007

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		935,686

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		38,007

WITH	10	SHARED DISPOSITIVE POWER

		935,686

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	973,693

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑ *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.5%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 12,702,540 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	55826P 100

1	NAME OF REPORTING PERSON

Kathleen M. Dolan, individually, and as a Trustee of the Charles F. Dolan Dolan Children Trusts FBO Kathleen M. Dolan, Deborah A. Dolan-Sweeney, Marianne Dolan Weber, Patrick F. Dolan, Thomas C. Dolan and James L. Dolan, and as Trustee of the Charles Dolan 1989 Trust, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		50,798

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,742,600

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		50,798

WITH	10	SHARED DISPOSITIVE POWER

		5,742,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,793,398

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑ *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 434,274 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 8,074,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	55826P 100

1	NAME OF REPORTING PERSON Marianne Dolan Weber I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		8,988

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		939,291

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,988

WITH	10	SHARED DISPOSITIVE POWER

		939,291

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	948,279

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑ *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.5%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 434,274 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 12,697,753 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	55826P 100

1	NAME OF REPORTING PERSON Deborah A. Dolan-Sweeney I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		3,647

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000,243

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,647

WITH	10	SHARED DISPOSITIVE POWER

		1,000,243

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,003,890

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑ *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.6%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 434,274 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 12,669,574 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	55826P 100

1	NAME OF REPORTING PERSON Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trusts I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,953,526

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,953,526

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,953,526

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑ *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.1%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 11,716,049 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	55826P 100

1	NAME OF REPORTING PERSON David M. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trusts I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		302,647

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,959,276

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		302,647

WITH	10	SHARED DISPOSITIVE POWER

		1,959,276

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,261,923

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑ *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.5%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 11,716,049 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	55826P 100

1	NAME OF REPORTING PERSON

Paul J. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		116,251

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,938,546

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		116,251

WITH	10	SHARED DISPOSITIVE POWER

		1,938,546

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,054,797

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑ *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.2%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 11,742,616 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	55826P 100

1	NAME OF REPORTING PERSON

Matthew J. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and the Charles F. Dolan Children Trust FBO Thomas C. Dolan

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		2,087

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,905,510

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,087

WITH	10	SHARED DISPOSITIVE POWER

		1,905,510

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,907,597

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑ *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.0%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 11,770,795 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	55826P 100

1	NAME OF REPORTING PERSON

Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and the Charles F. Dolan Children Trust FBO Patrick F. Dolan

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		4,187

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,907,933

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,187

WITH	10	SHARED DISPOSITIVE POWER

		1,907,933

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,912,120

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑ *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.0%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 11,783,559 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CONTINUATION PAGES TO SCHEDULE 13D
     This Schedule 13D is being filed jointly by the individuals (in their individual capacity and/or as trustee or co-trustee of the trusts listed on the signature pages hereto) listed on the signature pages hereto (the “Group Members”) who may be deemed to beneficially own all of the shares of Class B Common Stock of Madison Square Garden, Inc. (the “Issuer”), par value $.01 per share (the “Class B Common Stock”), which are convertible share for share at the option of the holder into Class A Common Stock (the “Class A Common Stock,” and together with the Class B Common Stock, the “Common Stock”), and a certain number of Class A Common Stock, in each case as described herein.
Item 1 Security and Issuer
Class A Common Stock, par value $.01 per share.
Madison Square Garden, Inc.
Two Pennsylvania Plaza
New York, NY 10121
Item 2 Identity and Background
(a) The names of Group Members are: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2008 Grantor Retained Annuity Trust #2 (the “2008 GRAT #2”), the Charles F. Dolan 2009 Grantor Retained Annuity Trust #1 (the “2009 GRAT #1”), the Charles F. Dolan 2009 Grantor Retained Annuity Trust #2 (the “2009 GRAT #2”), the Charles F. Dolan 2009 Grantor Retained Annuity Trust #3 (the “2009 GRAT #3”), the Charles F. Dolan 2010 Grantor Retained Annuity Trust #1 (the “2010 GRAT #1”) and the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2009 Grantor Retained Annuity Trust #1 (the “HAD 2009 GRAT #1), the Helen A. Dolan 2009 Grantor Retained Annuity Trust #2 (the “HAD 2009 GRAT #2”), the Helen A. Dolan 2010 Grantor Retained Annuity Trust #1 (the “HAD 2010 GRAT #1”) and the Helen A. Dolan 2009 Revocable Trust (the “HAD 2009 Trust”); James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”) and as sole Trustee of the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”); David M. Dolan, as a Trustee of the 2009 Family Trusts; Paul J. Dolan, as a Trustee of the Dolan Children Trust FBO Kathleen M. Dolan and the Dolan Children Trust FBO James L. Dolan; Matthew J. Dolan, as a Trustee of the Dolan Children Trust FBO Marianne Dolan Weber and the Dolan Children Trust FBO Thomas C. Dolan; and Mary S. Dolan, as a Trustee of the Dolan Children Trust FBO Deborah Dolan-Sweeney and the Dolan Children Trust FBO Patrick F. Dolan.

(b) Except as indicated below, the business address of each Group Member is:
c/o William A. Frewin
Dolan Family Office
340 Crossways Park Drive
Woodbury, New York 11797
(c) Charles F. Dolan is a director of the Issuer and Chairman of Cablevision Systems Corporation, a Delaware corporation (“Cablevision”). Helen A. Dolan is his wife and is not currently employed. They are the parents of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney. Charles F. Dolan is also the brother of Lawrence J. Dolan. Charles F. Dolan is the Trustee of the 2008 GRAT #2, the 2009 GRAT #1, the 2009 GRAT #2, the 2009 GRAT #3, the 2010 GRAT #1 and the CFD 2009 Trust.
Helen A. Dolan is the Trustee of the HAD 2009 GRAT #1, the HAD 2009 GRAT #2, the HAD 2010 GRAT #1 and the HAD 2009 Trust.
James L. Dolan is a director and Executive Chairman of the Issuer. He is the President and Chief Executive Officer and a director of Cablevision. He is the son of Charles F. Dolan and Helen A. Dolan, and is the brother of Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney. His wife, Kristin A. Dolan will be a director of the Issuer at the time of the Spin-off (as defined below). His business address is JLD Family Office, Two Penn Plaza, New York, NY 10121, Attention: Kerrie Juras.
Thomas C. Dolan is a director of the Issuer and is the Executive Vice President — Strategy and Development, Office of the Chairman of Cablevision, and a director of Cablevision. He is the son of Charles F. Dolan and Helen A. Dolan, and is the brother of James L. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney.
Patrick F. Dolan is a director of Cablevision, and is a director and an officer of a number of subsidiaries of Rainbow Media Group, a subsidiary of Cablevision, including News 12 Networks, of which he is the President. He is the son of Charles F. Dolan and Helen A. Dolan, and is the brother of James L. Dolan, Thomas C. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney.
Kathleen M. Dolan is a teacher and a director of Cablevision. She is the daughter of Charles F. Dolan and Helen A. Dolan, and is the sister of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney. She is a Trustee of the Dolan Children Trusts, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust. Her husband, Brad Dorsogna, is a director of the Issuer and is a director of Cablevision and owner and Executive Producer of Artistree Productions.
Marianne Dolan Weber is a director of the Issuer and is the Chair of the Dolan Family Foundation and the Dolan Children’s Foundation and a director of Cablevision. She is the daughter of Charles F. Dolan and Helen A. Dolan, and is the sister of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan and Deborah A. Dolan-Sweeney.
Deborah A. Dolan-Sweeney is a director of the Issuer and is a director of the Cablevision. She is the daughter of Charles F. Dolan and Helen A. Dolan, and is the sister of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan and Marianne Dolan Weber. Her husband, Brian G. Sweeney, is a director of the Issuer and is Senior Vice President eMedia and a director of Cablevision.

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Lawrence J. Dolan is the brother of Charles F. Dolan, and is the father of Matthew J. Dolan, Paul J. Dolan and Mary S. Dolan. He is the Chief Executive Officer of Cleveland Indians Baseball Company, L.P. His business address is c/o Cleveland Indians, Progressive Field, 2401 Ontario St., Cleveland, Ohio 44115. He is a co-Trustee of the 2009 Family Trusts.
David M. Dolan is a retired attorney and is currently the Chairman of the board of Citizens National Bank. He is a first cousin of Charles F. Dolan. He is a co-Trustee of the 2009 Family Trusts.
Paul J. Dolan is the son of Lawrence J. Dolan, the brother of Matthew J. Dolan and Mary S. Dolan, and a nephew of Charles F. Dolan and Helen A. Dolan. He is the President of Cleveland Indians Baseball Company, L.P. His business address is c/o Cleveland Indians Progressive Field, 2401 Ontario St., Cleveland, Ohio 44115. He is a Trustee of the Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan.
Matthew J. Dolan is the son of Lawrence J. Dolan, the brother of Paul J. Dolan and Mary S. Dolan, and a nephew of Charles F. Dolan and Helen A. Dolan. He is an attorney and is a principal of Thrasher, Dinsmore & Dolan, Corporate Place, 100 7th Avenue, Chardon, OH 44024-9423. He is a Trustee of the Dolan Children Trusts FBO Marianne Dolan Weber and Thomas C. Dolan.
Mary S. Dolan is the daughter of Lawrence J. Dolan, the sister of Matthew J. Dolan and Paul J. Dolan, and a niece of Charles F. Dolan and Helen A. Dolan. She is the Co-Director of Legal Services at the Lifespan Center for Legal Services. She is a Trustee of the Dolan Children Trusts FBO Deborah A. Dolan-Sweeney and Patrick F. Dolan.
(d) No Group Member, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) No Group Member, during the last five years, has been a party to a civil proceeding of a judicial body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) All Group Members are citizens of the United States.
Item 3 Source and Amount of Funds or Other Consideration
The Group Members acquired their shares of Class A Common Stock and Class B Common Stock on February 9, 2010, as a result of the spin-off by Cablevision of the Issuer to the stockholders of Cablevision (the “Spin-off”). In the Spin-off, stockholders of Cablevision received as a dividend from Cablevision one share of Class A Common Stock for every four shares of Cablevision’s Class A common stock owned by them and one share of Class B Common Stock for every four shares of Cablevision’s Class B common stock owned by them.
Item 4 Purpose of Transaction
The information contained in Item 6 of this Schedule 13D is incorporated by reference.
Other than as set forth in this Item 4, the Group Members do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of this Schedule 13D. The Group Members intend to review their investments in the Issuer on a continuing basis, and, depending on various factors, including, without limitation, the Issuer’s financial position, the price levels of the aggregate number of outstanding shares of Class A Common Stock, conditions in the

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securities market and general economic and industry conditions, the Group Members may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate including, without limitation, purchasing shares of Class A Common Stock, selling shares of the Issuer’s capital stock, taking any action to change the composition of the Issuer’s board of directors, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or otherwise changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4
Item 5 Interest in Securities of the Issuer
(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 15,739,784 shares of Class A Common Stock as a result of their beneficial ownership of (i) 2,151,229 shares of Class A Common Stock (including 224,125 shares of restricted stock and options to purchase 594,269 shares of Class A Common Stock that are exercisable within sixty days of this filing), and (ii) 13,588,555 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 20.8% of the total shares of the Issuer’s common stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 13,588,555 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement (see Item 6 below). Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Charles F. Dolan may be deemed to beneficially own an aggregate of 6,920,994 shares of Class A Common Stock, including (i) 416,067 shares of Class A Common Stock (including 94,600 shares of restricted stock), (ii) options to purchase 303,041 shares of Class A Common Stock that are exercisable within sixty days of this filing, and (iii) 6,201,886 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 10.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 4,673,659 shares of Class A Common Stock (including 24,130 shares of Class A Common Stock owned of record personally, 94,600 shares of restricted stock owned of record personally and options owned of record personally to purchase 303,041 shares of Class A Common Stock that are exercisable within sixty days of this filing, and 4,251,888 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 1,818,125 shares of Class B Common Stock owned of record by the CFD 2009 Trust, 973,977 shares of Class B Common Stock owned of record by the 2008 GRAT #2, 879,371 shares of Class B Common Stock owned of record by the 2009 GRAT #1, 194,919 shares of Class B Common Stock owned of record by the 2009 GRAT #2, 180,283 shares of Class B Common Stock owned of record by the 2009 GRAT #3, and 205,213 shares of Class B Common Stock owned of record by the 2010 GRAT #1) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,247,335 shares of Class A Common Stock (including 297,337 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and 1,949,998 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 975,000 shares of Class B Common Stock owned of record by the HAD 2009 Trust, 756,421 shares of Class B Common Stock owned by the HAD 2009 GRAT #1 and 100,255 shares of Class B Common Stock owned by the HAD 2009 GRAT #2 and 118,322 shares of Class B Common Stock owned by the HAD 2010 GRAT #1). He disclaims beneficial ownership of 297,337 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and 1,949,998 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock,

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including 975,000 shares of Class B Common Stock owned of record by the HAD 2009 Trust, 756,421 shares of Class B Common Stock owned by the HAD 2009 GRAT #1, 100,255 shares of Class B Common Stock owned by the HAD 2009 GRAT #2, and 118,322 shares of Class B Common Stock owned by the HAD 2010 GRAT #1, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Helen A. Dolan may be deemed to beneficially own an aggregate of 6,920,994 shares of Class A Common Stock, including (i) 416,067 shares of Class A Common Stock (including 94,600 shares of restricted stock), (ii) options to purchase 303,041 shares of Class A Common Stock that are exercisable within sixty days of this filing and (iii) 6,201,886 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 10.2% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of 1,949,998 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 975,000 shares of Class B Common Stock owned of record by the HAD 2009 Trust, 756,421 shares of Class B Common Stock owned by the HAD 2009 GRAT #1, 100,255 shares of Class B Common Stock owned by the HAD 2009 GRAT #2, and 118,322 shares of Class B Common Stock owned by the HAD 2010 GRAT #1, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,970,996 shares of Class A Common Stock (including 297,337 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 24,130 shares of Class A Common Stock, 94,600 shares of restricted stock and options to purchase 303,041 shares of Class A Common Stock exercisable within sixty days of this filing owned of record personally by her spouse, Charles F. Dolan, and 4,251,888 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 1,818,125 shares of Class B Common Stock owned of record by the CFD 2009 Trust, 973,977 shares of Class B Common Stock owned by the 2008 GRAT #2, 879,371 shares of Class B Common Stock owned by the 2009 GRAT #1, 194,919 shares of Class B Common Stock owned by the 2009 GRAT #2, 180,283 owned of record by the CFD 2009 GRAT #3 and 205,213 shares of Class B Common Stock owned by the 2010 GRAT #1). She disclaims beneficial ownership of 297,337 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 24,130 shares of Class A Common Stock, 94,600 shares of restricted stock and options to purchase 303,041 shares of Class A Common Stock exercisable within sixty days of this filing owned of record personally by her spouse, and 4,251,888 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 1,818,125 shares of Class B Common Stock owned of record by the CFD 2009 Trust, 973,977 shares of Class B Common Stock owned by the 2008 GRAT #2, 879,371 shares of Class B Common Stock owned by the 2009 GRAT #1, 194,919 shares of Class B Common Stock owned by the 2009 GRAT #2, 180,283 shares of Class B Common Stock owned by the 2009 GRAT #3, and 205,213 shares of Class B Common Stock owned by the 2010 GRAT #1 and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
James L. Dolan may be deemed to beneficially own an aggregate of 1,467,233 shares of Class A Common Stock, including (i) 263,750 shares of Class A Common Stock (including 102,250 shares of restricted stock), (ii) options to purchase 276,525 shares of Class A Common Stock that are exercisable within sixty days of this filing and (iii) 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.3% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 491,550 shares of Class A Common Stock (including 116,950 shares of Class A Common Stock owned of record personally, 2,125 shares of Class A Common Stock held as custodian for one or more minor children, 95,950 shares of restricted stock owned of record personally and options owned of record personally to purchase 276,525

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shares of Class A Common Stock that are exercisable within sixty days of this filing) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 48,725 shares of Class A Common Stock (including 1,250 shares of Class A Common Stock owned jointly with his spouse, 6,300 shares of restricted stock owned of record personally by his spouse, 1,289 shares of Class A Common Stock owned of record by members of his household, and 39,886 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit) and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 2,125 shares of Class A Common Stock held as custodian for one or more minor children, 1,289 shares of Class A Common Stock owned of record by members of his household, 6,300 shares of restricted stock owned of record by his spouse and 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Thomas C. Dolan may be deemed to beneficially own 1,007,611 shares of Class A Common Stock, including 80,653 shares of Class A Common Stock (including 9,475 shares of restricted stock) and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 40,767 shares of Class A Common Stock (including 9,475 shares of restricted stock) and the shared power to vote or direct the vote of and to dispose of or to direct the disposition of 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Patrick F. Dolan may be deemed to beneficially own an aggregate of 973,693 shares of Class A Common Stock, including (i) 82,148 shares of Class A Common Stock (including 8,900 shares of restricted stock), (ii) options to purchase 5,530 shares of Class A Common Stock that are exercisable within sixty days of this filing and (iii) 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 38,007 shares of Class A Common Stock (including 22,327 shares of Class A Common Stock, 8,900 shares of restricted stock, and options to purchase 5,530 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally and 1,250 shares of Class A Common Stock held as custodian for one or more minor children) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 49,671 shares of Class A Common Stock (including 1,250 shares owned jointly with his spouse and 557 shares owned of record by the Daniel P. Mucci Trust (the “Mucci Trust”) for which he serves as co-trustee and 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit) and 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 1,250 shares of Class A Common Stock held as custodian for one or more minor children, 557 shares of Class A Common Stock held by the Mucci Trust, and 47,864 shares of Class A Common Stock and 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan

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Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Kathleen M. Dolan may be deemed to beneficially own an aggregate of 5,793,398 shares of Class A Common Stock, including (i) 279,235 shares of Class A Common Stock and (ii) 5,514,163 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 8.6% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 5,330 shares of Class A Common Stock (including 4,080 shares of Class A Common Stock owned of record personally and 1,250 shares of Class A Common Stock held as custodian for one or more minor children) and an aggregate of 45,468 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 273,905 shares of Class A Common Stock (including 1,250 shares of Class A Common Stock owned jointly with her spouse, 1,427 shares of Class A Common Stock held personally by her spouse, an aggregate of 271,228 shares of Class A Common Stock owned of record by the Dolan Children Trusts) and an aggregate of 5,468,695 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts. She disclaims beneficial ownership of 1,250 shares of Class A Common Stock held as custodian for one or more minor children, 1,427 shares of Class A Common Stock held personally by her spouse, an aggregate of 271,228 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 5,514,163 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B owned of record by the Dolan Children Trusts, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Marianne Dolan Weber may be deemed to beneficially own an aggregate of 948,279 shares of Class A Common Stock, including (i) 55,477 shares of Class A Common Stock, (ii) options to purchase 2,000 shares of Class A Common Stock that are exercisable within sixty days of this filing, and (iii) 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.5% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 8,988 shares of Class A Common Stock (including 6,363 shares of Class A Common Stock, options to purchase 2,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally and 625 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 48,489 shares of Class A Common Stock (including 625 shares of Class A Common Stock owned personally by her spouse, and 47,864 shares of Class A Common Stock owned by the Dolan Children Trust for her benefit) and 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit. She disclaims beneficial ownership of 625 shares of Class A Common Stock held as custodian for a minor child, 625 shares of Class A Common Stock owned of record by her spouse, and 47,864 shares of Class A Common Stock and 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 1,003,890 shares of Class A Common Stock, including (i) 77,736 shares of Class A

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Common Stock (including 8,900 shares of restricted stock), (ii) options to purchase 7,173 shares of Class A Common Stock that are exercisable within sixty days of this filing and (iii) 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 3,647 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 81,262 shares of Class A Common Stock (including 13,325 shares of Class A Common Stock, 8,900 shares of restricted stock and options to purchase 7,173 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record by her spouse, 4,000 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit) and 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit. She disclaims beneficial ownership of 13,325 shares of Class A Common Stock, 8,900 shares of restricted stock and options to purchase 7,173 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record by her spouse, 4,000 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 47,864 shares of Class A Common Stock and 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Lawrence J. Dolan may be deemed to beneficially own an aggregate of 1,953,526 shares of Class A Common Stock, including (i) 81,020 shares of Class A Common Stock and (ii) 1,872,506 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,953,526 shares of Class A Common Stock (including 1,250 shares of Class A Common Stock owned with his spouse, an aggregate of 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts and an aggregate of 1,872,506 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). He disclaims beneficial ownership of an aggregate of 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts and an aggregate of 1,872,506 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
David M. Dolan may be deemed to beneficially own an aggregate of 2,261,923 shares of Class A Common Stock, including (i) 389,417 shares of Class A Common Stock and (ii) 1,872,506 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 302,647 shares of Class A Common Stock (including 3,442 shares of Class A Common Stock owned of record by the David M. Dolan Revocable Trust and 299,205 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,959,276 shares of Class A Common Stock (including 1,250 shares of Class A Common Stock owned jointly with his spouse, 5,250 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 500 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 79,770 shares of Class A Common Stock

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owned of record by the 2009 Family Trusts, and an aggregate of 1,872,506 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). He disclaims beneficial ownership of 299,205 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust, 5,250 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 500 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 1,872,506 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Paul J. Dolan may be deemed to beneficially own an aggregate of 2,054,797 shares of Class A Common Stock, including (i) 208,858 shares of Class A Common Stock, and (ii) 1,845,939 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 116,251 shares of Class A Common Stock (including 4,059 shares of Class A Common Stock held as custodian for one or more minor children and 112,192 shares of Class A Common Stock owned of record by the CFD Trust No. 10) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,938,546 shares of Class A Common Stock (including 4,857 shares of Class A Common Stock owned jointly with his spouse, an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 1,845,939 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan). He disclaims beneficial ownership of 4,059 shares of Class A Common Stock held as custodian for one or more minor children, 112,192 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 1,845,939 shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Matthew J. Dolan may be deemed to beneficially own an aggregate of 1,907,597 shares of Class A Common Stock, including (i) 89,837 shares of Class A Common Stock and (ii) 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.0% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 2,087 shares of Class A Common Stock (including 1,225 shares of Class A Common Stock owned of record personally and 862 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,905,510 shares of Class A Common Stock (including an aggregate of 87,750 shares of Class A Common stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan). He disclaims beneficial ownership of 862 shares of Class A Common Stock held as custodian for a minor child, an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and James L. Dolan and an aggregate of 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of

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Marianne Dolan Weber and James L. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Mary S. Dolan may be deemed to beneficially own an aggregate of 1,912,120 shares of Class A Common Stock, including (i) 107,124 shares of Class A Common Stock and (ii) 1,804,996 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.0% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 4,187 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,907,933 shares of Class A Common Stock (including 7,209 shares of Class A Common Stock owned jointly with her spouse, an aggregate of 95,728 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan and an aggregate of 1,804,996 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan. She disclaims beneficial ownership of 4,187 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 95,728 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan and an aggregate of 1,804,996 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and James L. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

(c) See Item 3 above, which is incorporated herein by reference.

(d) See Exhibit A.

(e) Not applicable.
Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

THE CLASS B STOCKHOLDERS AGREEMENT

On January 13, 2010, the Group Members executed a Stockholders Agreement (the “Class B Stockholders Agreement”), which is filed as Exhibit 1 to this Schedule 13D. The purpose of the Class B Stockholders Agreement is to consolidate control of the Issuer among the Group Members. As a result of this agreement, the Issuer qualifies as a “controlled company” under the rules of the NASDAQ Global Market.

Voting. Under the Class B Stockholders Agreement, the Group Members have agreed to vote as a group with respect to any matter on which any shares of Class B Common Stock are entitled to vote. Decisions on how the Group Members will vote with respect to their shares of Class B Common Stock will be made by (i) holders of a majority of the shares of Class B Common Stock, as long as one of Charles F. Dolan and Helen A. Dolan is alive and not permanently incapacitated, and (ii) after Charles F. Dolan and Helen A. Dolan have died or become permanently incapacitated, a committee comprised of Kathleen M. Dolan, Deborah A. Dolan-Sweeney, Marianne Dolan Weber, Patrick F. Dolan, Thomas C. Dolan and James L. Dolan, or their designees (the “Dolan Family Committee”), acting by majority vote, except that a supermajority approval will be required for a vote in favor of any transaction that would result in a change in control of the Issuer or a going-private transaction with respect to the Issuer. The decisions of the Dolan Family Committee will be non-binding with respect to certain Class B Shareholders that are trusts (the “Excluded Trusts”). The Excluded Trusts will vote their shares of Class B Common Stock at the direction of Excluded Trusts holding a majority

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of the shares of Class B Common Stock held by all of the Excluded Trusts, except that supermajority approval will be required for a vote in favor of any transaction that would result in a change in control of the Issuer or a going-private transaction with respect to the Issuer.

Transfers. Without the prior approval of Charles F. Dolan, prior to his death or permanent incapacity, and, thereafter, if Helen A. Dolan is then alive and not permanently incapacitated, Helen A. Dolan, until her death or permanent incapacity (the “Dolan Approval”), and, after the death or permanent incapacity of both of them, the approval of the Dolan Family Committee, acting by a two-thirds vote, a Class B Stockholder may not transfer shares of Class B Common Stock other than to Group Members and related persons (each such party, a “Permitted Holder”) unless such shares are first converted into shares of Class A Common Stock. The foregoing requirement and the other transfer restrictions in the Class B Stockholders Agreement do not apply to Charles F. Dolan or Helen A. Dolan or any trust of which either of them is a trustee.

Change in Control. No Class B Stockholders will be permitted to sell their shares of Class B Common Stock if such sale would result in a change in control of the Issuer, unless such sale is approved by Dolan Approval prior to the death or permanent incapacity of Charles F. Dolan and Helen A. Dolan, and, thereafter, by a vote of all except one of the votes on the Dolan Family Committee.

Market Sale. Subject to the other transfer provisions, the parties to the Class B Stockholders Agreement will have a right of first offer and a tag-along right with respect to any proposed sale of shares of Class B Common Stock (after conversion to shares of Class A Common Stock) in an open market sale.

Right of First Refusal. Subject to the other transfer provisions, the parties to the Class B Stockholders Agreement will have a right of first refusal with respect to any proposed sale of shares of Class B Common Stock, other than to a Permitted Holder, in a private transaction.

Tag-Along Rights. Subject to the other transfer provisions, the parties to the Class B Stockholders Agreement will have a tag-along right with respect to any proposed sale of shares of Class B Common Stock, other than to a Permitted Holder, if such sale would result in a change in control of the Issuer.

Drag-Along Rights. If, after complying with the other transfer provisions, one or more Class B Stockholders propose to sell all of their shares of Class B Common Stock, other than to a Permitted Holder, and such sale would result in a change in control of the Issuer, such Class B Stockholders will have the right to require the other Class B Stockholders to sell all of their shares of Class B Common Stock in the same transaction.

The Class B Stockholders Agreement also contains certain agreements among the Group Members related to the pledge of shares of Class B Common Stock, the exercise of registration rights and other matters.

The foregoing summary of the Class B Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Class B Stockholders Agreement, which is incorporated herein by reference.

REGISTRATION RIGHTS AGREEMENTS

All Group Members other than the Dolan Children Trusts have entered into a registration rights agreement with the Issuer, which is attached hereto as Exhibit 2 (the “Dolan Affiliates Agreement”), and the Dolan Children Trusts have entered into a registration rights agreement with the Issuer, which is attached hereto as Exhibit 3 (the “Dolan Children Trusts Agreement” and, together with the Dolan Affiliates Agreement, the “Registration Rights Agreements”).

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Under the Registration Rights Agreements, the Group Members are entitled, subject to certain conditions, to require the Issuer to register the sale of some or all of their shares of Class A Common Stock (including those issued upon conversion of shares of Class B Common Stock) on one or more occasions prior to the death or disability of both Charles F. Dolan and his spouse, and on up to four occasions in the aggregate thereafter. The Group Members are also entitled to sell such shares as part of certain registered offerings by the Issuer, subject to certain conditions.

In the Dolan Children Trusts Agreement, each Dolan Children Trust has agreed that in the case of any sale or disposition of its shares of Class B Common Stock (other than to Charles F. Dolan or other Dolan family interests) by such Dolan Children Trust, or of any of the shares of Class B Common Stock owned by the Dolan Children Trusts by any other Dolan family interest to which such shares of Class B Common Stock are transferred, such shares will be converted into shares of Class A Common Stock. This conversion obligation does not apply to any other shares of Class B Common Stock, and the Dolan Affiliates Agreement does not include any conversion obligation.

The Dolan Children’s Foundation and the Dolan Family Foundation are also parties to, and have registration rights under, the Dolan Affiliates Agreement.

The foregoing summary of the Registration Rights Agreements does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreements, which are incorporated herein by reference.

STANDSTILL AGREEMENT

The Group Members have entered into a Standstill Agreement, which is filed as Exhibit 4 to this Schedule 13D, with the Issuer in which they have agreed that, during the 12-month period following the Spin-off, they must obtain the approval of a majority of the Issuer’s independent directors prior to acquiring common stock of the Issuer through a tender offer that results in the Group Members owning more than 50% of the total number of outstanding shares of common stock of the Issuer.

The foregoing summary of the Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the Standstill Agreement, which is incorporated herein by reference.

Item 7	Material to be Filed as an Exhibit.

Exhibit A: Trust and Beneficiary List

Exhibit B: Joint Filing Agreement, dated February 10, 2010.

Exhibit 1: Class B Stockholders Agreement, dated January 13, 2010.

Exhibit 2: Registration Rights Agreement, dated as of January 13, 2010, between Madison Square Garden, Inc. and the Dolan Family Affiliates.

Exhibit 3: Registration Rights Agreement, dated as of January 13, 2010, between Madison Square Garden, Inc. and The Charles F. Dolan Children Trusts.

Exhibit 4: Standstill Agreement, dated as of January 13, 2010, between Madison Square Garden and the Group Members.

Exhibit 5: Charles F. Dolan Power of Attorney.

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Signature.
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: February 10, 2010

CHARLES F. DOLAN, individually, and as Trustee
of the Charles F. Dolan 2008 Grantor Retained
Annuity Trust #2, the Charles F. Dolan 2009
Grantor Retained Annuity Trust #1, the Charles
F. Dolan 2009 Grantor Retained Annuity Trust
#2, the Charles F. Dolan 2009 Grantor Retained
Annuity Trust #3, the Charles F. Dolan 2010
Grantor Retained Annuity Trust #1 and the
Charles F. Dolan 2009 Revocable Trust

By:	*

HELEN A. DOLAN, individually, and as Trustee
of the Helen A. Dolan 2009 Grantor Retained
Annuity Trust #1, the Helen A. Dolan 2009
Grantor Retained Annuity Trust #2, the Helen
A. Dolan 2010 Grantor Retained Annuity Trust
#1 and the Helen A. Dolan 2009 Revocable Trust

By:	*

JAMES L. DOLAN
By:	/s/ James L. Dolan

THOMAS C. DOLAN
By:	/s/ Thomas C. Dolan

PATRICK F. DOLAN
By:	*

KATHLEEN M. DOLAN, individually, and as a
Trustee of the Charles F. Dolan Children
Trusts FBO Kathleen M. Dolan, Deborah A.
Dolan-Sweeney, Marianne Dolan Weber, Patrick
F. Dolan, Thomas C. Dolan and James L. Dolan,
and as Trustee of the Charles Dolan 1989
Trust, the Ryan Dolan 1989 Trust and the Tara
Dolan 1989 Trust

By:	*

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MARIANNE DOLAN WEBER
By:	*

DEBORAH A. DOLAN-SWEENEY
By:	*

LAWRENCE J. DOLAN, as a Trustee of the Charles F. Dolan 2009 Family Trusts
By:	*

DAVID M. DOLAN, as a Trustee of the Charles F. Dolan 2009 Family Trusts
By:	*

PAUL J. DOLAN, as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan
By:	*

MATTHEW J. DOLAN, as a Trustee of the the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and Charles F. Dolan Children Trust FBO Thomas C. Dolan
By:	*

MARY S. DOLAN, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and the Charles F. Dolan Children Trust FBO Patrick F. Dolan
By:	*

*By:	/s/ Brian G. Sweeney
Brian G. Sweeney
As Attorney-in-Fact

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